UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2013

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
 Israel (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

Exhibits

Exhibit 99.1           RRsat Global Communications Network Ltd and its Subsidiaries Interim Condensed Consolidated Financial Statements as of June 30, 2013.

Exhibit 101            The following financial information from RRsat Global Communications Network Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2013 and December 31, 2012; (ii) Interim Consolidated Balance Sheets for the six months ended June 30, 2013 and 2012; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2013 and the year ended December 31, 2012; (iv) consolidated statements of cash flows for the six months ended June 30, 2013 and 2012; and (v) notes to the unaudited consolidated financial statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ ORNA NAVEH
Name:	Orna Naveh
Title:	General Counsel

Date: August 15, 2013